                                    Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31,
	2015	2014
		As Restated
Earnings:
(Loss) income from continuing operations before income taxes	$(10,740)	$19,753
Add: Fixed charges	32,392	33,331
Less: Undistributed earnings (losses) from equity method investees	(585)	—
Total earnings	$22,237	$53,084
Fixed charges:
Interest expense	$11,414	$12,040
Estimate of interest expense within rental expense	20,978	21,291
Total fixed charges	$32,392	$33,331
Ratio of earnings to fixed charges	0.7	1.6